SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                     Osage Exploration and Development, Inc.
                                (NAME OF ISSUER)


                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   68771L 107
                                 (CUSIP NUMBER)

                                 Mark Stavinoha
                        10101 Reunion Place, Suite 1000
                              San Antonio, TX 78216
                                 (210) 384-3230


 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                 COMMUNICATIONS)


                                   03/04/2009
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(E), 13D-1(F) OR 13D-1(G), CHECK THE FOLLOWING BOX
|_|.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE RULE 13D-7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT.

                                  SCHEDULE 13D

                               CUSIP NO 68771L107
--------------------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Mustang Venture Capital, LLC

--------------------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (A) |_|
                                                                         (B) |_|
--------------------------------------------------------------------------------
(3)  SEC USE ONLY
--------------------------------------------------------------------------------
(4)  SOURCE  OF  FUNDS  (SEE  INSTRUCTIONS)             OO
--------------------------------------------------------------------------------
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                                   |_|
--------------------------------------------------------------------------------
(6)  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION           Nevada
--------------------------------------------------------------------------------
NUMBER  OF  SHARES     (7)  SOLE  VOTING  POWER
BENEFICIALLY
OWNED  BY  EACH                 5,250,000
REPORTING  PERSON      ---------------------------------------------------------
WITH                   (8)  SHARED  VOTING  POWER
                                -0-
                       ---------------------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER
                                5,250,000
                       ---------------------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                                -0-
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    5,250,000
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN  SHARES
     (SEE INSTRUCTIONS)                                                      |_|
--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.3%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON CO
--------------------------------------------------------------------------------

ITEM 1.     SECURITY AND ISSUER.

      This statement relates to the Common Stock, par value $0.0001 per share ("Common Stock")of Osage Exploration and Development, Inc. (the "Issuer"), the principal executive offices of which are located at 2445 Fifth Avenue, Suite 310, San Diego, California 92101.

ITEM 2.     IDENTITY AND BACKGROUND.
      (a)   Name: Mustang Venture Capital, LLC
      (b)   State of Organization: Nevada
      (c)   Principal Business: Investment
      (d) Principal Business Address: 10101 Reunion Place, Suite 1000, San Antonio, TX 78216
      (e)   Criminal Convictions: N/A
      (f)   Civil Proceedings: N/A


ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      On March 3, 2009, Osage Exploration and Development, Inc. and Osage Exploration and Development, Inc. Sucursal Colombia (collectively "Osage" or the "Company") entered into an agreement (the "Agreement") with Lewis Energy Colombia, Inc. ("Lewis") and Gold Oil PLC Sucursal Colombia ("Gold") pursuant to which Lewis acquired from Osage 50% of Osage's 50% rights, title and interest in the Rosablanca concession and Lewis will serve as the operator of the Rosablanca concession. Following this transaction, Gold, Lewis, Osage and Empesa Petrolera de Servicios y Asesorias S.A. ("Empesa") will own 40%, 25%, 25% and 10%, respectively, of the Rosablanca concession. Lewis will make all payments required to drill the first well on the Rosablanca concession up to a maximum amount of $3,500,000 (the "Maximum Investment Amount"). Any amount above the Maximum Investment Amount will be paid by the Company. As part of the Agreement, Lewis also agreed to reimburse Osage for certain payments already made by the Company relating to the first well, which will be applied against the Maximum Investment Amount. Lewis shall also be entitled to receive cash flows from the first well equal to two times the Maximum Investment Amount before Osage receives its share (25%) of any cash flows.

      In connection with the Agreement, the Company also issued 5,250,000 shares of the Company's common stock to Mustang Venture Capital, LLC, an affiliate of Lewis.

      The foregoing description of the Agreement is qualified in their entirety by reference to the full text of the Agreement, a copy of which is attached as
Exhibit 10.20, to the Issuer's Form 8-K filed with the Commission on March 4, 2009.


ITEM 4.     PURPOSE OF TRANSACTION.

      The securities described in this statement were acquired for investment purposes as consideration in the transaction described in Item 3.

ITEM  5.    INTEREST  IN  SECURITIES  OF  THE  ISSUER.

      (a) The reporting person has acquired 5,250,000 shares of Common Stock, which represent, approximately 11.3% of the outstanding Common Stock.

      (b) The reporting person possesses the sole power to vote or direct the vote and sole power to dispose or direct the disposition of the shares of Common Stock described herein.

      (c)   NA

      (d)   NA

      (e)   NA

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.     MATERIALS TO BE FILED AS EXHIBITS.

      The Agreement is incorporated herein by reference to Exhibit 10.20 to the Issuer's Form 8-K filed with the Commission on March 4, 2009.

                                    SIGNATURE



      AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:  3/16/2009              /S/ Mark Stavinoha
                               ------------------------
                                   Mark Stavinoha, Secretary